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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48888

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ ENDING___December 31, 2002___

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY

FIRM ID. NO.

NAME OF BROKER-DEALER
Delta Asset Management, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 Old Country Road
(No. and Street)

Mineola	NY	11501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

516-873-0980
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
K
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).

Sec 1410 (3-91)   *Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*



OATH OR AFFIRMATION

I,_____*Adam Goldstein*_____swear (or affirm) that, to the best of my
knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Delta Asset Management, LLC_____,as of

December 31_____, 2002____, are true and correct. I further swear (or affirm) that neither the company nor
any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a
customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This Report ** contains (check all applicable boxes):

✘ (a) Facing Page
✘ (b) Statement of Financial Condition.
✘ (c) Statement of Income (Loss)
✘ (d) Statement of Cash Flows.
✘ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✘ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
✘ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and
the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and anaudited Statements of Financial Condition with respect to methods of
Consolidation.
✘ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the
previous audit.
✘ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DELTA ASSET MANAGEMENT, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Delta Asset Management, LLC
Mineola, New York

We have audited the accompanying statement of financial condition of Delta Asset Management, LLC as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Asset Management, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2003

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

DELTA ASSET MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	53,807
Due from broker dealers		184,914
Securities owned		13,000
Other assets		127,624
	$	379,345

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accrued expenses and other liabilities	$	91,520

MEMBERS' EQUITY

MEMBERS' EQUITY		287,825
	$	379,345

DELTA ASSET MANAGEMENT, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES

Commission income	$ 1,737,767
Trading income	139,878
Other income	42,275
	1,919,920

EXPENSES

Broker commissions	904,605
Clearing Costs	225,536
Management fees	690,318
Operating expenses	118,859
	1,939,318

NET LOSS	$ (19,398)

DELTA ASSET MANAGEMENT, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net loss	$ (19,398)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in receivable from clearing broker	(83,607)
Increase in securities owned	49,162
Inecrease in other assets	(79,004)
Increase in accrued expenses	42,170
Total adjustments	(71,279)
Net cash used by operating activities	(90,677)
Cash flows from financing activities	
Member's capital contribution	100,000
Net cash provided by financing activities	100,000
NET INCREASE IN CASH	9,323
CASH - BEGINNING	44,484
CASH - END	$ 53,807

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$ -
Interest	$ 298

DELTA ASSET MANAGEMENT, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

Balance - beginning	$	207,223
Member's capital contributions		100,000
Net income		(19,398)
Balance - end	$	287,825

DELTA ASSET MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Delta Asset Management, LLC (the Company) is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2002.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company is a limited liability company ("LLC") and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

Securities Owned

Securities owned are recorded at current market value and consist of marketable securities in United States equities.

Significant Credit Risk and Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker, does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firms, Penson Financial Services, Inc. and U. S. Clearing.

2. **MANAGEMENT AGREEMENT**

On September 1, 2001, the Company entered into agreement with Delta Asset Holding Co. ("Holding") to pay Holding a monthly sum of $75,000 to cover operating expenses. The agreement is valid for six months and thereafter can be cancelled at anytime by Holding. Management fees of $690,318 were paid to Holding in 2002.

3. **Litigation**

In the ordinary course of business the Company is subject to various actions. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company, the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

4. **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2002, the Company had net capital of $156,676 which was $106,676 in excess of its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of 58% as of December 31, 2002.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2002

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL

Member's equity	$	287,825
Deductions and/or charges:		
Nonallowable assets		127,624
Capital before undue concentration and haircuts on securities positions		160,201
Haircuts and undue concentrations		3,525
NET CAPITAL	$	156,676
AGGREGATE INDEBTEDNESS	$	91,520
MINIMUM NET CAPITAL REQUIRED	$	50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	106,676
PERCENTAGE OF AGGREGATE INDEBTEDNESS		
TO NET CAPITAL		58%

Reconciliation with the Company's computation (included in Part II of Form
X17A-5) as of December 31, 2002

Net capital, as reported in Company's part II (unaudited) Focus report	$	195,328
Net audit adjustment		(38,652)
Net Capital, per above	$	156,676

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Delta Asset Management, LLC
Mineola, New York

In planning and performing our audit of the financial statements and supplemental schedules of Delta Asset Management, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the internal control environment that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Delta Asset Management, LLC for the year ended December 31, 2002, and this report does not affect our report thereon dated February 24, 2003.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2003